

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Jack Hanks
Chief Executive Officer
MMEX Resources Corp
3600 Dickinson
Fort Stockton, TX 79735

> **Re: MMEX Resources Corp**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed on October 26, 2022**
> **File No. 024-12010**

Dear Jack Hanks:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.   Please refer to Exhibit 12.1. We note that the legal opinion provides an opinion for only the offering of common stock. We note, however, that you are also offering warrants. Please have legal counsel revise the opinion to provide an opinion for both the offered common stock and warrants. Refer to Sections II.B.1.a and II.B.1.f of Staff Legal Bulletin No. 19 for guidance regarding the required opinions.

You may contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services